Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

November 12, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Finance

Division of Corporation Finance

Washington, D.C. 20549

Attn: Sonia Bednarowski and Jessica Livingston

Re:	Plutus Financial Group Limited Amendment No. 6 to Registration Statement on Form F-1 Filed October 25, 2024 File No. 333-276791

Dear Ms. Bednarowski and Ms. Livingston:

We write on behalf of Plutus Financial Group Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated October 31, 2024, commenting on Amendment No. 6 to the Company’s Registration Statement on Form F-1 filed October 25, 2024 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 6 to Registration Statement on Form F-1

Cover Page

1. Please revise your disclosure here and throughout that “[t]he Company may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations” to state that the company is subject to such risks.

Response: In response to this comment, the Company has amended the Registration Statement on the cover page and on the cover page of the selling shareholder prospectus to indicate that it is subject to such risks.

United States Securities and Exchange Commission
Attn: Sonia Bednarowski and Jessica Livingston
November 12, 2024
Page 2 of 3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 63

2. We note your disclosures in multiple locations (e.g., pages 4, 5, 63, etc.) that margin loans at December 31, 2022, December 31, 2023, and June 30, 2024 were HK$56,525,000, HK$34,477,000, and HK$34,700,000, respectively. However, this does not appear to match your rollforwards on pages 66 and 80, nor does it appear to match the June 30, 2024 total in the balance sheet or interim Note 6 (HK$34,593,000). Please revise, reconcile, and explain the differences in your rollforwards so that readers can appropriately interpret the data presented. In addition, revise or reconcile and explain any differences between balances in your rollforwards and related amounts shown elsewhere in the filing, such as in the footnotes and your financial statements. As examples only, we note that:

●	balances at each period end in your margin loan rollforward on page 5 do not appear to match amounts shown in the rollforwards on pages 66 and 80; and

●	your rollforward on page 66 appears to show no margin loan activity during the first half of 2024 except HK$107,000 of expected credit loss recognized, but this does not appear consistent with disclosures on page 5 or the interest income recognized during the period.

Response: In response to this comment, the Company has amended the Registration Statement throughout to update and correct these and other figures. In the previous filing, certain changes made to the financial statements were not carried over into the disclosures in the body of the F-1. This has been corrected.

Operating Expenses, page 64

3. We note your disclosure that the contractual arrangement with the account executive “who procured the customers with defaulted margin loans” was terminated during the year ended December 31, 2023. Please revise your disclosures to address the items below.

●	Clarify whether all defaulted margin loans for the periods presented were procured by this former account executive.

●	Quantify the amount or percentage of total investments, revenues, and commissions paid that were attributable to this account executive during the periods presented.

Response: In response to this comment, the Company has amended the Registration Statement at pages 64, 65, and 79 to provide the information requested.

United States Securities and Exchange Commission
Attn: Sonia Bednarowski and Jessica Livingston
November 12, 2024
Page 3 of 3

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Loans to Customers, page F-10

4. We note your response to comment 4 and related revisions on page F-10. Please expand your disclosures, here or elsewhere in your footnotes as appropriate, to address the items below.

●	We note that you charge off receivables after all collection efforts have ceased. Describe your collection effort process for margin loan receivables, including actions related to borrowers and to account executives, and explain at what point you cease those efforts and consider them to be completed / exhausted.

●	Quantify the amount of receivables, if any, that exceeded the provision for credit losses and were directly charged off in the consolidated statements of loss and other comprehensive loss during the periods presented.

Response: In response to this comment, the Company has amended the Registration Statement at pages F-10 and F-35 under the “Loans to Customers” portion of Note 2 to clarify the collection effort process: (1) If the value of the collateral drops below a certain threshold, the Company requires the borrower to deposit additional funds or securities to maintain the required equity ratio within a time range determined by the Company case by case. The Company might agree with customers not to liquidate their collateral and not to call for their personal guarantees immediately upon negotiation of repayment plans on the outstanding margin loans. (2) If the discussion fails or the customers fail to comply with the repayment plan, the collateral security will be liquidated to restore compliance with the collateral requirement, and the Company will receive the proceeds immediately. (3) In the event that there are margin loans outstanding after the liquidation of all collateral securities, the Company pursues legal action to recover outstanding margin loans, followed by bankruptcy petitions for the customers by calling on letters of personal guarantee. (4) Generally, guarantee by account executives as primary obligors of the payment of all amounts due to the Company by the investors is procured. Should any responsible account executives provide personal guarantees on the margin loan of the customer, the Company would proceed to take legal action against them. (5) Collection efforts are considered to be ceased when the court announces the bankruptcy of customers and their account executives, if any. Then, the Company will charge off margin loan receivables upon the bankruptcy announcement of the customers or the responsible account executives, if any.

There are no receivables directly charged off in the consolidated statements of loss and other comprehensive loss in excess of the provision for credit losses during the six months ended June 30, 2024 and 2023, and the years ended December 31, 2023 and 2022.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.